EXHIBIT 99.3

Press Release

USA: LNG production starts up at Cameron LNG export terminal in Louisiana

Paris, 14 May 2019 - The Cameron LNG project has achieved first liquefied natural gas (LNG) production from train 1. The project will begin exports in the coming weeks.

"The start-up of the LNG production marks an important milestone for the Cameron LNG project. This achievement is the result of work carried out by all of the teams and project partners. Total’s commitment to Cameron LNG and its expansion is in line with our strategy to continue building a strong position in the US LNG market. With Cameron LNG start-up, we will achieve our target of being integrated along the gas value chain in the US since we are already a gas producer in the country", commented Patrick Pouyanné, Chairman & Chief Executive Officer of Total.

Total entered the Cameron LNG project through the acquisition of Engie’s upstream LNG business in 2018. Phase 1 of the Cameron LNG project of 13.5 million tonnes per annum (Mtpa) capacity includes three LNG trains of 4.5 Mtpa each. Construction is ongoing for trains 2 and 3 with first production expected by the turn of the year and mid-2020 respectively.

The project is operated by Cameron LNG LLC jointly owned by Sempra Energy (50.2%), Total (16.6%), Mitsui & Co., Ltd. (16.6%) and Mitsubishi/NYK (16.6%).

In addition, the Cameron LNG co-owners are currently discussing a potential expansion of the base project, already authorized by the Federal Energy Regulatory Commission (FERC), that would add two liquefaction trains of 4.5 Mtpa capacity each and two LNG storage tanks.

Total, the Second-Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall LNG portfolio of around 40 Mtpa by 2020 and a worldwide market share of 10%. With 21.8 million tonnes of LNG sold in 2018, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, the United Arab Emirates, the United States, Australia, Angola and Yemen, the Group sells LNG in all global markets.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 207 719 7962 l ir@total.com

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